Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: SDoney@caneclark.com

April 4, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Sharon Virga, Senior Staff Accountant

Re:	SupportSave Solutions, Inc. Form 10-K for the Fiscal Year Ended May 31, 2011 Filed September 14, 2011 Form 10-Q for the Quarter Ended November 30,2011 Filed January 23, 2012 File No. 333-143901

Dear Ms. Virga:

Thank you for taking my call today and granting SupportSave Solutions, Inc. an extension of time through and including April 11, 2012 in which to respond to the SEC comment letter dated March 21, 2012.

If you have any questions or concerns, please do not hesitate to contact me

Sincerely,

Cane•Clark LLP

/s/ Scott P. Doney

Scott P. Doney, Esq.

*Licensed in California, Washington and Hawaii;

^Licensed in Colorado and District of Columbia